UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In México ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
March 2012 Up 9.1% Year over Year

Mexico City, April 4, 2012 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for March 2012 increased by 9.1% when compared to March 2011.

This announcement reflects comparisons between March 1 through March 31, 2012 and March 1 through March 31, 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	March 2011	March 2012	% Change
Cancún	244,211	308,836	26.5
Cozumel	3,876	7,246	86.9
Huatulco	26,039	31,915	22.6
Mérida	87,293	101,090	15.8
Minatitlán	9,082	11,162	22.9
Oaxaca	23,808	35,625	49.6
Tapachula	13,257	13,636	2.9
Veracruz	66,989	63,148	(5.7)
Villahermosa	64,931	76,183	17.3
Total Domestic	539,486	648,841	20.3

International
Airport	March 2011	March 2012	% Change
Cancún	1,054,127	1,096,331	4.0
Cozumel	57,104	58,108	1.8
Huatulco	12,782	12,090	(5.4)
Mérida	9,613	9,633	0.2
Minatitlán	336	532	58.3
Oaxaca	4,256	4,620	8.6
Tapachula	806	736	(8.7)
Veracruz	7,811	8,226	5.3
Villahermosa	3,889	4,679	20.3
Total International	1,150,724	1,194,955	3.8

Total
Airport	March 2011	March 2012	% Change
Cancún	1,298,338	1,405,167	8.2
Cozumel	60,980	65,354	7.2
Huatulco	38,821	44,005	13.4
Mérida	96,906	110,723	14.3
Minatitlán	9,418	11,694	24.2
Oaxaca	28,064	40,245	43.4
Tapachula	14,063	14,372	2.2
Veracruz	74,800	71,374	(4.6)
Villahermosa	68,820	80,862	17.5
ASUR Total	1,690,210	1,843,796	9.1

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 4, 2012